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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02066233

FORM D

NOTICE OF SALE OF SECURITIES
PURSUANT TO REGULATION D,
SECTION 4(6), AND/OR
UNIFORM LIMITED OFFERING EXEMPTION

SEC USE ONLY	
Prefix	Serial
DATE RECEIVED	

RECEIVED NOV 27 2002 180

PROCESSED DEC 17 2002 THOMSON FINANCIAL

Name of Offering ([ ] check if this is an amendment and name has changed, and indicate change.)

Filing Under (Check box(es) that apply): [ ] Rule 504 [ ] Rule 505 [X] Rule 506 [ ] Section 4(6) [ ] ULOE

Type of Filing: [X] New Filing [ ] Amendment

A. BASIC IDENTIFICATION DATA

1. Enter the information requested about the issuer

Name of Issuer ([ ] check if this is an amendment and name has changed, and indicate change.)
USA TECHNOLOGIES, INC.

Address of Executive Offices (Number and Street, City, State, Zip Code) Telephone Number (Including Area Code)
200 Plant Avenue, Wayne, PA 19087 (610) 989-0340

Address of Principal Business Operations (Number and Street, City, State, Zip Code) Telephone Number (Including Area Code)
(if different from Executive Offices)

Brief Description of Business
Licensing and sale of automated credit card activated control systems.

Type of Business Organization

[X] corporation [ ] limited partnership, already formed [ ] other (please specify):

[ ] business trust [ ] limited partnership, to be formed

Month Year

Actual or Estimated Date of Incorporation or Organization: [0] 1] [9] 2] [X] Actual [ ] Estimated

Jurisdiction of Incorporation or Organization: (Enter two-letter U.S. Postal Service abbreviation for State:
CN for Canada; FN for other foreign jurisdiction) [P] [A]

A. BASIC IDENTIFICATION DATA

2. Enter the information requested for the following:

- Each promoter of the issuer, if the issuer has been organized within the past five years;
- Each beneficial owner having the power to vote or dispose, or direct the vote or disposition of, 10% or more of a class of equity securities of the issuer;
- Each executive officer and director of corporate issuers and of corporate general and managing partners of partnership issuers; and
- Each general and managing partner of partnership issuers.

Check Box(es) that Apply: [ ] Promoter [ ] Beneficial Owner [X] Executive Officer [X] Director [ ] General and/or Managing Partner

Full Name (Last name first, if individual)
JENSEN, JR. GEORGE, R.

Business or Residence Address (Number and Street, City, State, Zip Code)
200 PLANT AVENUE, WAYNE, PA 19087

Check Box(es) that Apply: [ ] Promoter [ ] Beneficial Owner [X] Executive Officer [X] Director [ ] General and/or Managing Partner

Full Name (Last name first, if individual)
HERBERT, STEPHEN, P.

Business or Residence Address (Number and Street, City, State, Zip Code)
200 PLANT AVENUE, WAYNE, PA 19087

Check Box(es) that Apply: [ ] Promoter [ ] Beneficial Owner [X] Executive Officer [ ] Director [ ] General and/or Managing Partner

Full Name (Last name first, if individual)
KOLLS, JR., HAVEN BROCK

Business or Residence Address (Number and Street, City, State, Zip Code)
200 PLANT AVENUE, WAYNE, PA 19087

Check Box(es) that Apply: [ ] Promoter [ ] Beneficial Owner [X] Executive Officer [ ] Director [ ] General and/or Managing Partner

Full Name (Last name first, if individual)
MAXWELL, LELAND P.

Business or Residence Address (Number and Street, City, State, Zip Code)
200 PLANT AVENUE, WAYNE, PA 19087

Check Box(es) that Apply: [ ] Promoter [ ] Beneficial Owner [ ] Executive Officer [X] Director [ ] General and/or Managing Partner

Full Name (Last name first, if individual)
SELLERS, WILLIAM W.

Business or Residence Address (Number and Street, City, State, Zip Code)
200 PLANT AVENUE, WAYNE, PA 19087

Check Box(es) that Apply: [ ] Promoter [ ] Beneficial Owner [ ] Executive Officer [X] Director [ ] General and/or Managing Partner

Full Name (Last name first, if individual)
VAN ALEN, JR., WILLIAM L.

Business or Residence Address (Number and Street, City, State, Zip Code)
200 PLANT AVENUE, WAYNE, PA 19087

Check Box(es) that Apply: [ ] Promoter [ ] Beneficial Owner [ ] Executive Officer [X] Director [ ] General and/or Managing Partner

Full Name (Last name first, if individual)
KATZ, STEVEN

Business or Residence Address (Number and Street, City, State, Zip Code)
200 PLANT AVENUE, WAYNE, PA 19087

Check Box(es) that Apply: [ ] Promoter [ ] Beneficial Owner [ ] Executive Officer [X] Director [ ] General and/or Managing Partner

Full Name (Last name first, if individual)
LURIO, DOUGLAS M.

Business or Residence Address (Number and Street, City, State, Zip Code)
2005 MARKET STREET, SUITE 2340, PHILADELPHIA, PA 19103

Check Box(es) that Apply: [ ] Promoter [ ] Beneficial Owner [ ] Executive Officer [X] Director [ ] General and/or Managing Partner

Full Name (Last name first, if individual)
BOYNTON, EDWIN, R.

Business or Residence Address (Number and Street, City, State, Zip Code)
200 PLANT AVENUE, WAYNE, PA 19087

Check Box(es) that Apply: [ ] Promoter [ ] Beneficial Owner [ ] Executive Officer [X] Director [ ] General and/or Managing Partner

Full Name (Last name first, if individual)
BOYLE, KENNETH

Business or Residence Address (Number and Street, City, State, Zip Code)
V.P. STRATEGIC INITIATIVES, MAYTAG CORPORATION, 403 WEST 4TH STREET, NEWTON, IA 50208

Check Box(es) that Apply: [ ] Promoter [ ] Beneficial Owner [ ] Executive Officer [ ] Director [ ] General and/or Managing Partner

Full Name (Last name first, if individual)

Business or Residence Address (Number and Street, City, State, Zip Code)

Check Box(es) that Apply: [ ] Promoter [ ] Beneficial Owner [ ] Executive Officer [ ] Director [ ] General and/or Managing Partner

Full Name (Last name first, if individual)

B. INFORMATION ABOUT OFFERING

1. Has the issuer sold, or does the issuer intend to sell, to non-accredited investors in this offering?........ Yes [ ] No [X]

Answer also in Appendix, Column 2, if filing under ULOE.

2. What is the minimum investment that will be accepted from any individual?....................... No Minimum

3. Does the offering permit joint ownership of a single unit?... Yes [X] No [ ]

4. Enter the information requested for each person who has been or will be paid or given, directly or indirectly, any commission or similar remuneration for solicitation of purchasers in connection with sales of securities in the offering. If a person to be listed is an associated person or agent of a broker or dealer registered with the SEC and/or with a state or states, list the name of the broker or dealer. If more than five (5) persons to be listed are associated persons of such a broker or dealer, you may set forth the information for that broker or dealer only.

Full Name (Last name first, if individual)

Business or Residence Address (Number and Street, City, State, Zip Code)

Name of Associated Broker or Dealer

States in Which Person Listed Has Solicited or Intends to Solicit Purchasers

(Check "All States" or check individual States) .... [ ] All States

[AL]	[AK]	[AZ]	[AR]	[CA]	[CO]	[CT]	[DE]	[DC]	[FL]	[GA]	[HI]	[ID]
[IL]	[IN]	[IA]	[KS]	[KY]	[LA]	[ME]	[MD]	[MA]	[MI]	[MN]	[MS]	[MO]
[MT]	[NE]	[NV]	[NH]	[NJ]	[NM]	[NY]	[NC]	[ND]	[OH]	[OK]	[OR]	[PA]
[RI]	[SC]	[SD]	[TN]	[TX]	[UT]	[VT]	[VA]	[WA]	[WV]	[WI]	[WY]	[PR]

Full Name (Last name first, if individual)

Business or Residence Address (Number and Street, City, State, Zip Code)

Name of Associated Broker or Dealer

States in Which Person Listed Has Solicited or Intends to Solicit Purchasers

(Check "All States" or check individual States) .... [ ] All States

[AL]	[AK]	[AZ]	[AR]	[CA]	[CO]	[CT]	[DE]	[DC]	[FL]	[GA]	[HI]	[ID]
[IL]	[IN]	[IA]	[KS]	[KY]	[LA]	[ME]	[MD]	[MA]	[MI]	[MN]	[MS]	[MO]
[MT]	[NE]	[NV]	[NH]	[NJ]	[NM]	[NY]	[NC]	[ND]	[OH]	[OK]	[OR]	[PA]
[RI]	[SC]	[SD]	[TN]	[TX]	[UT]	[VT]	[VA]	[WA]	[WV]	[WI]	[WY]	[PR]

Full Name (Last name first, if individual)

Business or Residence Address (Number and Street, City, State, Zip Code)

Name of Associated Broker or Dealer

States in Which Person Listed Has Solicited or Intends to Solicit Purchasers

(Check "All States" or check individual States) .... [ ] All States

[AL]	[AK]	[AZ]	[AR]	[CA]	[CO]	[CT]	[DE]	[DC]	[FL]	[GA]	[HI]	[ID]
[IL]	[IN]	[IA]	[KS]	[KY]	[LA]	[ME]	[MD]	[MA]	[MI]	[MN]	[MS]	[MO]
[MT]	[NE]	[NV]	[NH]	[NJ]	[NM]	[NY]	[NC]	[ND]	[OH]	[OK]	[OR]	[PA]
[RI]	[SC]	[SD]	[TN]	[TX]	[UT]	[VT]	[VA]	[WA]	[WV]	[WI]	[WY]	[PR]

C. OFFERING PRICE, NUMBER OF INVESTORS, EXPENSES AND USE OF PROCEEDS

1. Enter the aggregate offering price of securities included in this offering and the total amount already sold. Enter "0" if answer is "none" or "zero." If the transaction is an exchange offering, check this box ¨ and indicate in the columns below the amounts of the securities offered for exchange and already exchanged.

Type of Security	Aggregate Offering Price	Amount Already Sold
Debt	$	$
Equity	$	$
[ ] Common [ ] Preferred		
Convertible Securities (including warrants)	$_2,072,005	$ 0
Partnership Interests	$	$
Other (Specify ____________________).	$	$
Total	$_2,072,005	$ 0

Answer also in Appendix, Column 3, if filing under ULOE.

2. Enter the number of accredited and non-accredited investors who have purchased securities in this offering and the aggregate dollar amounts of their purchases. For offerings under Rule 504, indicate the number of persons who have purchased securities and the aggregate dollar amount of their purchases on the total lines. Enter "0" if answer is "none" or "zero."

	Number Investors	Aggregate Dollar Amount of Purchases
Accredited Investors	0	$ 0
Non-accredited Investors		$
Total (for filings under Rule 504 only)		$

Answer also in Appendix, Column 4, if filing under ULOE.

3. If this filing is for an offering under Rule 504 or 505, enter the information requested for all securities sold by the issuer, to date, in offerings of the types indicated, the twelve (12) months prior to the first sale of securities in this offering. Classify securities by type listed in Part C-Question 1.

Type of offering	Type of Security	Dollar Amount Sold
Rule 505		$
Regulation A		$
Rule 504		$
Total		$

4. a. Furnish a statement of all expenses in connection with the issuance and distribution of the securities in this offering. Exclude amounts relating solely to organization expenses of the issuer. The information may be given as subject to future contingencies. If the amount of an expenditure is not known, furnish an estimate and check the box to the left of the estimate.

Transfer Agent's Fees	[X]	$_1,000
Printing and Engraving Costs	[X]	$_4,000
Legal Fees	[X]	$_7,000
Accounting Fees	[X]	$_2,000
Engineering Fees	[ ]	$
Sales Commissions (specify finders' fees separately)	[ ]	$
Other Expenses (identify) ____________________	[ ]	$
Total	[X]	$14,000

b. Enter the difference between the aggregate offering price given in response to Part C - Question 1 and total expenses furnished in response to Part C - Question 4.a. This difference is the "adjusted gross proceeds to the issuer." .... $-14,000-------

5. Indicate below the amount of the adjusted gross proceeds to the issuer used or proposed to be used for each of the purposes shown. If the amount for any purpose is not known, furnish an estimate and check the box to the left of the estimate. The total of the payments listed must equal the adjusted gross proceeds to the issuer set forth in response to Part C - Question 4.b above.

	Payments to Officers, Directors, & Affiliates	Payments To Others
Salaries and fees	[ ] $________	[ ] $________
Purchase of real estate	[ ] $________	[ ] $________
Purchase, rental or leasing and installation of machinery and equipment	[ ] $________	[ ] $________
Construction or leasing of plant buildings and facilities........	[ ] $________	[ ] $________
Acquisition of other businesses (including the value of securities involved in this offering that may be used in exchange for the assets or securities of another issuer pursuant to a merger)	[ ] $________	[ ] $________
Repayment of indebtedness	[ ] $________	[ ] $________
Working capital	[ ] $________	[ ] $_2,072,005__
Other (specify):________________________	[ ] $________	[ ] $________
________________________	[ ] $________	[ ] $________
Column Totals	[ ] $________	[ ] $_2,072,005
Total Payments Listed (column totals added)	[ ] $_2,072,005_	

D. FEDERAL SIGNATURE

The issuer has duly caused this notice to be signed by the undersigned duly authorized person. If this notice is filed under Rule 505, the following signature constitutes an undertaking by the issuer to furnish to the U.S. Securities and Exchange Commission, upon written request of its staff, the information furnished by the issuer to any non-accredited investor pursuant to paragraph (b)(2) of Rule 502.

Issuer (Print or Type)	Signature	Date
USA TECHNOLOGIES, INC.	X [signature]	11/26/01
Name of Signer (Print or Type)	Title of Signer (Print or Type)	
GEORGE R. JENSEN, JR.	CHIEF EXECUTIVE OFFICER	

ATTENTION
Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18 U.S.C. 1001.)

ATTACHMENT A

The Offering consists of Common Stock Purchase Warrants offered to holders of 12% Senior Notes to purchase that number of shares equal to 75% of the dollar amount of the notes held by such holder for $.10 per share at anytime prior to November 30, 2002; provided that if the holder so exercises all of these Warrants, the holder will receive a like number of Warrants exercisable at $.10 per share at anytime prior to March 31, 2003.

One-half (½) of the Common Stock Purchase Warrants, or 10,360,025, are exercisable at any time prior to November 30, 2002 and one-half (½) of the Common Stock Purchase Warrants, or 10,360,025, are exercisable at any time prior to March 31, 2003. There are an aggregate of 20,720,050 shares of Common Stock underlying the Common Stock Purchase Warrants. The Aggregate Offering Price of the Common Stock underlying the Common Stock purchase Warrants is $2,072,005 (20,720,050 shares x $.10 per share).

This Attachment A serves to include all of the following securities in this Form D:

- Common Stock Purchase Warrants to purchase 10,360,025 shares of Common Stock at $.10 per share exercisable at any time prior to November 30, 2002;
- Common Stock Purchase Warrants to purchase 10,360,025 shares of Common Stock at $.10 per share exercisable at any time prior to March 31, 2003; and
- 20,720,050 shares of Common Stock underlying the Common Stock Purchase Warrants.